ActivArmor, Inc.



ANNUAL REPORT

2828 Granada Boulevard

Pueblo, CO 81005

(719) 821-0889

www.activarmor.com

This Annual Report is dated April 28, 2023.

BUSINESS

ActivArmor, Inc. ("ActivArmor" or the "Company") is a sales and distribution company, located in Colorado (C-corp organized under the laws of the state of Delaware), for custom, waterproof, sanitizable 3D printed casting and splinting medical devices. ActivArmor's business model consists of the use of a 3D scanning iPhone app to get body maps of patients and custom, sanitizable, waterproof casts for sale directly to patients with a prescription, or to physicians, and hospitals, orthopedic and therapy clinics.

We also offer trauma-care custom-fittable splints for sale to emergency rooms and urgent care centers. Our products are sold across the United States and in 5 other countries direct through our website and through orthopedic and fracture care providers. We believe ActivArmor's experience and sales and fabrication technologies have positioned us as the market leader in 3D printed casting in a growing market for sanitizable treatment options, especially during a global viral pandemic. Our ever-growing network of partnering hospitals and providers, and our experienced engineering team gives ActivArmor the potential to change the face of orthopedic care worldwide.

ActivArmor has a patent strategy, software programs, and trade secrets. The brand is trademarked.

ActivArmor was developed from the 3D printing company, 3DMedScan, LLC in the state of

Colorado in 2014. ActivArmor was initially organized as ActivArmor, LLC, a Colorado limited liability company formed on March 28, 2016, for the sale and distribution of medical device wearables, and recently converted to a Delaware corporation on June 6, 2022.

3DMedScan is the parent company and is a wholesale manufacturer of the centralized-production custom 3D printed medical devices for ActivArmor in the U.S. (ActivArmor also has licensed manufacturers in the U.S. and 5 other countries.) 3DMedScan also makes custom body armor and sports protective gear in non-medical markets.

ActivArmor utilizes 3DMedScan for production, and other production partners, in order to keep its overhead and fixed-costs low and to focus on sales and distribution of the custom medical devices. 3DMedScan and other manufacturing partners sell custom medical devices, wholesale, to ActivArmor, for sales and distribution, and 3DMedScan supports support staffing and R&D projects. Diana Hall is the founder and majority owner of both ActivArmor and 3DMedScan.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $270,000.00

Number of Securities Sold: 192,250

Use of proceeds: R&D, Marketing, Operating

Date: July 16, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,008,998.00

Number of Securities Sold: 147,542

Use of proceeds: Operating, marketing, sales, R&D

Date: July 01, 2020

Offering exemption relied upon: 506(c)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2020 was $581,596 due to the temporary surge in sales of lower-margin Covid-19 masks in 2020, and dropped to $252,493 in 2021. Sales of casts-only, $271,596 in 2020 and $217,743 in 2021, dropping slightly due to extended clinical lock-downs, canceled elective surgeries and sports due to Covid. In 2022, revenues dropped to $176,000 due to the beginning of the transition from a manufacturing company to a SaaS provider.

Cost of Sales

Cost of sales dropped from $496,072 in 2020 to $99,286 in 2021 due to the discontinuation of making Covid-19 masks, and the materials and labor required to produce this lower-margin product. Cost of cast sales remained consistent.

Gross Margins

Gross profit increased from $85,524 in 2020 to $153,207 due to the discontinuation of the lower-margin mask sales and extension of the higher-margin cast sales.

Expenses

The Company's operating expenses consist of sales and distribution activities. Total operating expenses show an increase from $407,440 to $648,769 due to an audit adjustment for inter-company loans and a 50% increased investment in marketing and sales.

Historical results and cash flows:

The Company is currently in the process of converting from a distributor of custom fabricated devices, at low margin, to a SaaS provider, selling design services. 2022 and 2023 is focused on R&D and software development, and testing/proving the process in the market, so revenues are lower, but 2024 will be focused on scaling and revenue generation. Past cash was primarily generated through sales and equity investments. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows for the future because Covid-19 lockdowns on sports and elective surgeries negatively impacted our cast sales over the last few years, and our focus on R&D. We expect our operating expenses to decrease with our conversion to SaaS. Our goal is to have a smooth relase of the software into the market, and to increase subscriptions/sales of our design software to increase our sales revenues.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $177,802.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dean Miller

Amount Owed: $41,347.50

Interest Rate: 0.0%

Maturity Date: September 01, 2024

Creditor: EIDL

Amount Owed: $48,900.00

Interest Rate: 3.75%

Maturity Date: November 15, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Diana Hall

Diana Hall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Chief Executive Office (CEO)

Dates of Service: March, 2016 - Present

Responsibilities: Managing/running the company. $4,500/month owner withdrawal for living expenses. No equity compensation.

Name: David Lewis

David Lewis's current primary role is with Owner of On-in-2, Walking Stick Golf Course Pro Shop and Restaurant. David Lewis currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (CFO)

Dates of Service: May, 2020 - Present

Responsibilities: Overseeing bookkeeping/Accounting/Finance. No salary or equity compensation (part-time)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Diana Hall

Amount and nature of Beneficial ownership: 8,809,300

Percent of class: 67%

RELATED PARTY TRANSACTIONS

Name of Entity: 3DMedScan, LLC

Names of 20% owners: Diana Hall

Relationship to Company: Manufacturer of 3D printed medical devices to ActivArmor

Nature / amount of interest in the transaction: 3DMedScan is the parent company and a wholesale manufacturer of the centralized-production custom 3D printed medical devices for ActivArmor in the U.S. (ActivArmor also has licensed manufacturers in the U.S. and 5 other countries.) 3DMedScan also makes custom body armor and sports protective gear in non-medical markets. ActivArmor utilizes 3DMedScan for production, along with other suppliers, in order to keep its overhead and fixed-costs low and to focus on sales and distribution of the custom medical devices. Diana Hall is the founder and majority owner of both ActivArmor and 3DMedScan.

Material Terms: ActivArmor is a medical device sales and distribution company that utilizes 3DMedScan and other production facilities for its custom design and centralized production in the U.S. 3DMedScan sells custom medical devices, wholesale, to ActivArmor, for sales and distribution, and supports R&D projects.

OUR SECURITIES

The company has authorized equity stock. As part of the 506c raise, the company has sold 11,764 shares of common stock to accredited investors so far.

Voting Rights

1 vote per 1 share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the

Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 3D Printed Casting is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 1 issued patent, 1 provisional patent, pending utility patents, 1 trademark, 2 Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Market Adoption If Devices created using the 3D printing technology are not successfully adopted by our targeted customers, the growth rate of our revenues and operating results will be adversely affected. Our growth and profitability will depend on our ability to successfully sell the concept of using 3D printing technology to originate and fabricate casts, splints and other Devices. Because our Devices are new and in some instances significantly more expensive than traditional casts, splints and other Devices, it may take us significant time and we may incur significant expense to effectively market and sell our technology and products. If our technology and products do not achieve market acceptance in a timely manner, the growth rate of our revenues and operating results, and potentially our ability to achieve our business plans, will be adversely affected. Factors that may affect our ability to sell our technology and/or products include: • the price, performance and functionality of the technology and products; • the availability, price, performance and functionality of competing solutions and services; and • the effectiveness of our professional services. Competitive Risk The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be adversely affected. The market for our Devices is highly competitive, and in most cases, the traditional cast, splint and/or other patient immobilization solution being offered is well-established in the minds of referring providers and their patients. The traditional solutions are also almost always less expensive than the solution we can provide. This lack of awareness, combined with pricing pressures, could result in reduced sales, reduced margins, losses or a failure to establish a competitive market position, any of which could adversely affect our businesses. To the extent we are successful with our efforts to educate referring providers and their patents about the benefits of using 3D printing technology to originate and fabricate casts, splints and other Devices, we expect competition will intensify. Many of these new competitors will have long-standing relationships with our potential referring providers and/or their patients. These competitors are also likely have greater name recognition, a much longer operating history, a larger marketing budget and significantly greater resources than we do. Many of these competitors will be able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, third parties with greater available resources and the ability to initiate or withstand substantial price competition could acquire our competitors. In addition, many of our competitors have established marketing relationships and access to larger customer bases. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors' products, services or technologies are or become more accepted than our solutions, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. Regulatory Risk Changes in the regulatory environment in which we operate could significantly increase costs and potentially subject us to additional liability. Our technology and Devices, and the associated fabrication process, are relatively new. As a result, there is a possibility that the Food and Drug Administration ("FDA") could elect to change our device classification from Class 1 Exempt Devices, to another more highly regulated classification. The FDA and possibly other regulatory agencies like the Office of Regulatory Compliance, could insist upon audits, as well as impose more stringent labeling, manufacturing and/or disclosure requirements, and/or challenge our marketing claims and materials. A material increase in regulatory oversight could significantly increase our operating costs and/or subject us to fines and penalties should we fail to comply with such requirements in a timely manner. Any of the foregoing would adversely affect our businesses. Physician Referral Risk Our Amended and Restated Operating Agreements may prevent you from referring patients for our products and services, and may prevent the Company from adding new Members. Under the terms of our Amended and Restated Operating Agreements no Member shall refer patients for Company products or services until and unless the Company obtains a written Advisory Opinion from the Centers for Medicare and Medicaid Services ("CMS") that the referrals will not constitute a violation of the federal Physician Anti-Referral Law codified at 42 U.S.C. §1395nn and its implementing regulations. The Company is under no obligation to obtain, and currently have no plans to apply for, the required Advisory Opinion. As a result, Members could be prohibited from making such referrals indefinitely. A violation of these restrictive provisions could result in the violating Member's Involuntary Withdrawal from the Company. Additionally, under the terms of our Amended and Restated Operating Agreement, before we can accept referral sources as Members, we must ensure that all of the applicable standards under the "safe harbor" exception for investment interests codified at 42 C.F.R. §1001.952(a), as promulgated under the federal Anti-Kickback Law, 42 U.S.C. §1320a-7b, will be satisfied. An inability to satisfy such "safe harbor" standards could prevent some referral sources from becoming Members of the Company. Defects or Disruptions in Production Risk Defects or disruptions in the fabrication of our Devices could result in diminishing demand for our products and subject us to liability. Our Devices may contain undetected errors when delivered to patients. Any errors, defects, disruptions or other performance problems with our technology and/or Devices could hurt our reputation and may damage our customers' businesses. If that occurs, our customers may delay or withhold payment to us, cancel their agreements with us, elect not to renew, make warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could quash demand for our technology and/or Devices. Additionally, undetected errors or defects in our Devices have the potential to cause harm to, or claims of harm from, patients wearing the Devices. The extent of such harm is difficult to predict, and could potentially cause us to incur liability in excess of our insurance limits. Leadership Team Risk If we lose the services of our founder or other members of our senior management team, we may not be able to execute our business strategies. Our success depends in a large part upon the continued service of our senior management team. In particular, our founder, Diana Hall, is critical to our vision, strategic direction, culture, products and technology. We do not maintain key-man insurance for Ms. Hall or any other member of our senior management team. We do not have employment agreements with members of our senior management team that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of our founder or other members of our senior management team could have an adverse effect on our businesses. Supply Risk The availability or price of the Devices from our sole source Supplier could change, and adversely affect our business. The Company's Devices are designed and manufactured by a single supplier, 3DMedScan, LLC (the "Supplier"). However, both the Company and the Supplier are majority owned and managed by Ms. Hall. There is a committed and exclusive licensing agreement in place between the Supplier and the Company for the Devices. Marketing Risk If we fail to develop widespread Device awareness cost-effectively, our business may suffer. We believe that developing and maintaining widespread awareness of our Devices in a cost-effective manner is critical to achieving widespread acceptance of our Devices and attracting new customers and investors. Device promotion activities may not generate customer and investor awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses we incur in building this awareness. If we fail to successfully promote and maintain our Devices, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our Device-building efforts, or to achieve the widespread Device awareness that is critical for broad customer adoption of our Devices. IP Risk Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand. Our success and ability to compete depends in part upon our intellectual property. The technology that our Company relies on is currently the subject of a pending patent application that was filed by our founder, Diana Hall, and another individual. This technology, in turn, is licensed to the Company. While Ms. Hall continues to diligently prosecute the pending patent application, there can be no assurance that her efforts will be successful, or that a patent will issue from the application. A failure to obtain patent protection will greatly diminish the value of the license we have with Ms. Hall, and will make it much easier for our competitors to enter the market. Additionally, a termination of our license to use and exploit the technology, for any reason, would materially impact our business and the value of your Units. In addition to the rights held by the Company under license, we rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality agreements with our contractors, customers, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. In order to protect our intellectual property rights, we may be required to spend significant resources to defend, monitor and protect these rights. Litigation brought to defend our intellectual property rights against third-party claims of infringement, enforce our non-disclosure and other confidentiality agreements, and to otherwise protect and enforce our intellectual property rights, could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our rights in the technology we are currently licensing, together with our non-disclosure agreements, confidentiality agreements, and other intellectual property rights, may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of the patents (if issued) and/or our rights in or to the patents (if issued), as well as our other intellectual property rights. Our failure to secure, protect and enforce our rights in the patents (if issued) or under the license, and our other intellectual property rights, could adversely affect our brand and our business. Market Assumptions Risk Any estimate of the market size for our Devices may prove to be inaccurate, and even if the market size is accurate, we cannot assure you our business will serve a significant portion of the market. Any estimate of the market size for our Devices we provide is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our Devices. No officers, agents or employees of the Company have been authorized to make any projections or express any opinion concerning the market size for our Devices except as set forth within various presentations or letterhead documents given or issued by the Company. No oral opinions that differ from the written data that are provided to potential Subscribers have been authorized and should not be relied upon. Opinions of possible future events are based upon various subjective determinations and assumptions. All projections are by nature inherently subject to uncertainty; accordingly, an investment in the Company will be subject to the risk that any such projections will not be reached or that any assumptions upon which said projections are based may prove to be inaccurate. Market Forecasting Risk Any forecasts of market growth we provide may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Any forecasts we provide relating to the expected growth in the 3D printing/Device market may prove to be inaccurate. Even if these markets experience the growth we forecast, we may not grow our businesses at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategies, which is subject to many risks and uncertainties. Accordingly, any forecasts of market growth we provide should not be taken as indicative of our future growth. No officers, agents or employees of the Company have been authorized to make any forecasts or express any opinion concerning market growth in the 3D printing/Device markets, except as set forth within various presentations or letterhead documents given or issued by the Company. No oral opinions that differ from the written data that are provided to potential Subscribers have been authorized and should not be relied upon. Forecasts regarding future events are based upon various subjective determinations and assumptions. All forecasts are by nature inherently subject to uncertainty; accordingly, an investment in the Company will be subject to the risk that any such forecasts will not be reached or that any assumptions upon which said forecasts are based may prove to be inaccurate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

ActivArmor, Inc.

By   /s/ *Diana Hall*

Name: <u>ActivArmor Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ACTIVARMOR, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet. 3

    Statement of Operations 4

    Statement of Changes in Shareholders' Equity 5

    Statement of Cash Flows 6

    Notes to Financial Statements 7

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ActivArmor, Inc.
Pueblo, Colorado

We have reviewed the accompanying financial statements of ActivArmor, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 26, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	151,610	$	312,131
Accounts receivable		51,249		27,919
Prepaids and other current assets		26,193		-
Due from related party		255,000		255,000
Total current assets		**484,052**		**595,050**
Intangible assets		33,580		-
Property and equipment, net		274		13,826
Total assets	$	**517,906**	$	**608,876**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit card		8,411		10,343
Current portion of long-term debt		4,075		2,445
Line of credit		35,619		7,719
Other current liabilities		8,895		7,514
Total current liabilities		**57,000**		**28,021**
Long-term debt, net		86,173		87,803
Total liabilities	$	**143,173**	$	**115,824**
STOCKHOLDERS' EQUITY				
Members' equity		-		493,052
Common stock		131		-
Additional Paid in Capital (APIC)		161,533		-
Retained earnings/(Accumulated Deficit)		213,070		-
Total stockholders' equity		**374,734**		**493,052**
Total liabilities and stockholders' equity	$	**517,907**	$	**608,876**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022
(USD $ in Dollars)		
Net revenue	$	220,042
Cost of goods sold		122,998
Gross profit		97,044
Operating expenses		
General and administrative		204,399
Research and development		6,435
Sales and marketing		167,795
Total operating expenses		378,629
Operating income/(loss)		(281,585)
Interest expense		4,397
Other Loss/(Income)		(6,000)
Income/(Loss) before provision for income taxes		(279,982)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	(279,982)

See accompanying notes to financial statements.

ActivArmor LLC.
Statements of Operations

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	252,493	$	581,596
Cost of goods sold		99,286		496,072
Gross profit		153,207		85,524
Operating expenses				
General and administrative		479,661		286,299
Research and development		18,044		20,000
Sales and marketing		151,064		101,141
Total operating expenses		648,769		407,440
Operating income/(loss)		(495,562)		(321,916)
Interest expense		3,911		2,579
Other Loss/(Income)		(3,589)		(5,421)
Income/(Loss) before provision for income taxes		(495,884)		(319,074)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(495,884)	$	(319,074)

See accompanying notes to financial statements.

ACTIVARMOR, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(USD $ in Dollars, except per share data)	Common Stock Shares	Amount	Members' Equity	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	$ 493,052	$ -	$ -	$ 493,052
Conversion from LLC to INC	-	-	(493,052)	-	493,052	-
Issuance of common shares	13,053,204	131	-	161,533	-	161,664
Net income/(loss)	-	-	-	-	(279,982)	(279,982)
Balance—December 31, 2022	**13,053,204**	**$ 131**	**$ -**	**$ 161,533**	**$ 213,070**	**$ 374,733**

See accompanying notes to financial statements.

ActivArmor, Inc.
Statements of Cash Flows

As of December 31,		2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(279,982)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		9,987
Changes in operating assets and liabilities:		
Accounts receivable		(23,330)
Prepaids and other current assets		(26,193)
Credit card		(1,932)
Other current liabilities		1,381
Net cash provided/(used) by operating activities		**(320,069)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment, net		(30,015)
Net cash used in investing activities		**(30,015)**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of credit		27,900
Capital contribution		161,663
Net cash provided/(used) by financing activities		**189,563**
Change in cash		(160,521)
Cash—beginning of year		312,131
Cash—end of year	$	**151,610**
Non Cash Investing and Financing Activities		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	925
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

ActivArmor LLC.
Statements of Cash Flows

As of December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(495,884)	$	(319,074)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		19,080		24,079
Unitbased compensation		-		78,993
Changes in operating assets and liabilities:				
Accounts receivable		1,999		(13,586)
Due from realated party		-		(69,297)
Accounts payable		-		(661)
Credit card		9,465		(9,111)
Other current liabilities		3,440		4,339
Net cash provided/(used) by operating activities		**(461,900)**		**(304,317)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(10,000)		(9,000)
Net cash used in investing activities		**(10,000)**		**(9,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Note payable		(16,300)		106,548
Line of credit		(473)		(1,410)
Members' contribution		783,930		220,857
Net cash provided/(used) by financing activities		**767,157**		**325,994**
Change in cash		295,257		12,678
Cash—beginning of year		16,874		4,196
Cash—end of year	$	**312,131**	$	**16,874**
Non Cash Investing and Financing Activities				
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	471	$	596
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

ActivArmor, Inc. was formed on March 28, 2016 in the state of Colorado as ActivArmor LLC., and was subsequently incorporated in the state of Delaware on June 6, 2022. The financial statements of ActivArmor, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pueblo, Colorado.

ActivArmor provides custom fit, designed and fabricated splints/orthoses that are water safe, breathable, and comfortable, fit to each individual's unique 3D body scan and designed per doctor's orders for each patient's unique injury or condition and is adaptable for use with advanced healing technologies such as bone, muscle and nerve stimulators and bio-monitors.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include software development costs and are amortized over the period of five years.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its splints/orthoses products.

Cost of sales

Costs of goods sold include the cost of inputs used, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 amounted to $167,795 which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses for the year ended December 31, 2022 amounted to $6,435.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable comprise primarily trade receivables, while accounts payable consist primarily of trade payables. Credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage, while other current liabilities comprise accrued interest on loans.

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022 property and equipment consist of:

As of Year Ended December 31,	2022
Equipment	$ 48,000
Property and Equipment, at Cost	**48,000**
Accumulated depreciation	(47,726)
Property and Equipment, Net	$ 274

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 amounted to $5,552.

5.   INTANGIBLE ASSETS

The Company's intangible assets comprise software development costs. The amortization is calculated over the period of five years using the straight-line method from the date of initial use.

Amortization expense for the fiscal year ended December 31, 2022 amounted to $4,435.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 25,000,000 shares designated as a $0.00001 par value Common Stock. As of December 31, 2022, 13,053,204 shares have been issued and are outstanding.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	For the Year ended December 2022					For the Year ended December 2021				
					Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
Note payable	$60,048	4%	Fiscal year 2018	1/5/2025	$2,402	$6,309	$0	$41,348	$41,348	$2,370	$3,907	$0	$41,348	$41,348
EIDL Loan	$48,900	3.75%	Fiscal year 2020	6/12/2050	$1,070	$2,586	$4,075	$44,825	$48,900	$1,070	$1,516	$2,445	$46,455	$48,900
Total					**$3,472**	**$8,895**	**$4,075**	**$86,173**	**$90,248**	**$3,440**	**$5,423**	**$2,445**	**$87,803**	**$90,248**

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	$4,075
2024	1,630
2025	42,978
2026	1,630
2027	1,630
Thereafter	38,305
Total	**$90,248**

Line of Credit

The Company entered into a Line of Credit agreement with KeyBank during fiscal year 2016. The credit facility size is $10,500. The interest rate is 6.45% per annum. The total outstanding balance as of December 31, 2022 was $8,619. The entire balance is classified as current.

The Company entered into a Line of Credit agreement with SBFS, LLC during fiscal year 2022. The credit facility size is $28,000. The interest rate is 3% per annum. The total outstanding balance as of December 31, 2022 was $27,000. The entire balance is classified as current.

8.   RELATED PARTY TRANSACTIONS

In 2022, a related party, which is partly owned by one of the Company's members, provided services to the Company. During the year ended December 31, 2022 the Company incurred $288,141 to the entity, respectively, which is included in sales, research and development, and general administrative expenses in the statements of income and comprehensive income.

Receivables from the same related party, as at December 31, 2022 amounted to $255,000.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 consists of the following:

As of Year Ended December 31,		2022
Net Operating Loss	$	(71,759)
Valuation Allowance		71,759
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 are as follows:

As of Year Ended December 31,		2022
Net Operating Loss	$	(202,917)
Valuation Allowance		202,917
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $791,717. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 27, 2023 which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Diana Hall, Principal Executive Officer of ActivArmor, Inc., hereby certify that the financial statements of ActivArmor, Inc. included in this Report are true and complete in all material respects.

Diana Hall

CEO